EXHIBIT 23.2
Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 20, 2005, with respect to the combined financial statements of Behavioral Healthcare Services incorporated by reference in the Registration Statement (Form S-4) and related Prospectus of Psychiatric Solutions, Inc. for the registration of $250 million 7 3/4% senior subordinated notes due 2015.
/s/ Ernst &Young LLP
Nashville, Tennessee
July 23, 2007